July 8, 2024

Lawrence J. Hineline
Sr. VP of Finance, CFO
Intra-Cellular Therapies, Inc.
30 East 29th Street
New York , New York 10016

        Re: Intra-Cellular Therapies, Inc.
            Form 10-K for the Fiscal Year Ended December 31, 2023
            Filed February 22, 2024
            File No. 001-36274
Dear Lawrence J. Hineline:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Life
Sciences